

SECURITIES AND EXCHANGE COMMISSION

02004985

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 47982

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2001 (MM/DD/YY) AND ENDING DECEMBER 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION



RECD S.E.C.
MAR 1 2002
516

NAME OF BROKER DEALER:

CREST EVERGREEN SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

320 PARK AVENUE, 17TH FLOOR
(No. And Street)

NEW YORK, (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MATTHEW M. O'CONNELL (212) 317-2703
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

60 EAST 42ND STREET (Address) NEW YORK (City) NY (State) 10165 (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

PROCESSED
APR 04 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, MATTHEW M. O'CONNELL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CREST EVERGREEN SECURITIES, INC., as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]

Signature

MANAGING DIRECTOR

Title

[signature]

Notary Public

ROBIN REIFF
Notary Public, State of New York
No. 01RE5073880
Qualified in Queens County
Certificate Filed in Queens County
Commission Expires March 3, ~~1999~~ 2003

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☑ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed sin the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing see section 240.17a-5(e)(3).*

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

60 East 42nd Street
New York, New York 10165
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Shareholder of
Crest Evergreen Securities Inc:

We have audited the accompanying statement of financial condition of Crest Evergreen Securities Inc. as of December 31, 2001, and the related statement of operations, changes in shareholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Crest Evergreen Securities Inc. as of December 31, 2001, and the results of its operations and its cash flows for the period then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 and 10 is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities Exchange Commission.

Fulvio & Associates L.L.P.

New York, New York
February 26, 2002

CREST EVERGREEN SECURITIES INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash in Bank	$ 28,854
Other Current Assets	867
TOTAL ASSETS	$ 29,721

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:	
Accrued Expenses Payable	$ 19,278
TOTAL LIABILITIES	19,278
Shareholder's Equity:	
Common Stock, $.01 par value, 1,000 shares authorized, 1,000 shares outstanding	10
Additional Paid-In Capital	59,949
Retained Earnings	(49,516)
TOTAL SHAREHOLDER'S EQUITY	10,443
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 29,721

The accompanying notes are an integral part of these financial statements.

CREST EVERGREEN SECURITIES INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDING DECEMBER 31, 2001

Revenues:	
Consulting Income	$ 12,000
Interest Income	289
Other Income	38
TOTAL REVENUES	12,327
Expenses:	
Consulting Fees	11,400
Bond Expense	403
Professional Fees	9,697
Taxes	455
Regulatory and Filing Fees	1,826
TOTAL EXPENSES	23,781
Net Loss	$ (11,454)

The accompanying notes are an integral part of these financial statements.

CREST EVERGREEN SECURITIES INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDING DECEMBER 31, 2001

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance, January 1, 2001	$ 10	$ 47,995	$ (38,062)	$ 9,943
Add: Additional Paid In Capital	-	11,954	-	11,954
Deduct: Net Loss	-	-	(11,454)	(11,454)
Balance, December 31, 2001	$ 10	$ 59,949	$ (49,516)	$ 10,443

The accompanying notes are an integral part of these financial statements.

CREST EVERGREEN SECURITIES INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDING DECEMBER 31, 2001

Cash Flows from Operating Activities:		
Net Loss		$ (11,454)
Adjustments to Reconcile Net Loss to Net Cash Provided by Operating Activities:		
Increase in Prepaid Expenses	$ (73)	
Increase in Accrued Expenses	16,778	
Net Adjustment		16,705
Net Cash Provided by Operating Activities		5,251
Cash Flows from Financing Activities:		
Proceeds from Additional Paid In Capital		11,954
Net Cash Provided by Financing Activities		11,954
Net Increase in Cash During Year		17,205
Cash at Beginning of Year		11,649
Cash at End of Year		$ 28,854

The accompanying notes are an integral part of these financial statements.

CREST EVERGREEN SECURITIES INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

NOTE 1 - ORGANIZATION, OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Crest Evergreen Securities Inc. (the "Company") was incorporated in December 1994 in the State of New York. The Company is a securities broker-dealer, registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD").

The Company maintains its books and records on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

NOTE 2 - INCOME TAXES

The Company has a net operating loss for tax purposes but is subject to New York State and City minimum corporate taxes.

NOTE 3 - REGULATORY REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires maintaining a minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed a ratio of 15 to 1. The Company is required to maintain minimum net capital of $5,000. At December 31, 2001, the Company had net capital of $9,576 and $4,576 of excess net capital.

NOTE 4 - RELATED PARTY TRANSACTIONS

A related party has agreed to pay, on behalf of the Company, for various expenses it may incur in the normal course of its business.

SUPPLEMENTAL INFORMATION

CREST EVERGREEN SECURITIES INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2001

Credits:	
Shareholder's Equity	$ 10,443
TOTAL CREDITS	$ 10,443
Debits:	
Non-Allowable Asset	867
Net Capital	$ 9,576
Minimum Net Capital	(5,000)
EXCESS NET CAPITAL	$ 4,576

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17a-5 Part IIA filing.

CREST EVERGREEN SECURITIES INC.
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
FOR YEAR ENDING DECEMBER 31, 2001

The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule.

SUPPLEMENTARY REPORT OF INDEPENDENT AUDITORS

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

60 East 42nd Street
New York, New York 10165
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

To the Shareholder of
Crest Evergreen Securities Inc.:

In planning and performing our audit of the financial statements of Crest Evergreen Securities Inc. (the "Company") for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion of the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications, and comparisons
- Recordation of differences required by rule 17a-13
- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practice and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report recognizes that it is not practicable in an organization the size of Crest Evergreen Securities Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Julius + Associates, L.L.P.

New York, New York
February 26, 2002

CREST EVERGREEN SECURITIES INC.

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2001

CREST EVERGREEN SECURITIES INC.

REPORT PURSUANT TO RULE 17a-5(d)

DECEMBER 31, 2001

CREST EVERGREEN SECURITIES INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2001

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